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                          November 3, 2022

       Greg A. Steffens
       Chief Executive Officer
       Southern Missouri Bancorp, Inc.
       2991 Oak Grove Road
       Poplar Bluff, MO 63901

                                                        Re: Southern Missouri
Bancorp, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed November 2,
2022
                                                            File No. 333-268110

       Dear Greg A. Steffens:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Sonia
Bednarowski at 202-551-3666 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Finance